Exhibit 99.5

NORSAT INTERNATIONAL INC.

Request for Annual and Interim Financial Statements and MD&A

Under National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”), Norsat International Inc. (the “Company”) is only required to deliver annual and interim financial statements and related Management’s Discussion & Analysis (“MD&A”) to a person or company which owns common shares of the Company that requests them. If you wish to receive the Company’s annual financial statements and annual MD&A or interim financial reports and interim MD&A, you should complete the Return Form (the “Return Form”) attached hereto.

Please forward the completed Return Form to the Company at the following address:

NORSAT INTERNATIONAL INC.
Suite 110 – 4020 Viking Way
Richmond, British Columbia V6V 2L4
Attention: Investor Relations

The Company reserves the right, in its discretion, to determine to send annual financial statements and MD&A, or any interim financial statements and MD&A, to all registered holders, or all registered holders and beneficial owners who are identified under National Instrument 54-101 Communication with Beneficial Owners of Securities (“NI 54-101”) as having chosen to receive security holder materials sent to beneficial owners of securities, notwithstanding elections which such holders or beneficial owners may make under the Return Form.

Failure to return the Return Form or otherwise specifically request a copy of financial statements or MD&A will override a beneficial owner’s standing instructions under NI 54-101 in respect of such financial statements and MD&A. So, notwithstanding whether you have given previous instructions regarding delivery of materials, if you would like to receive the annual or interim financial statements together with MD&A, you should complete and return this form to the Company.

Please note that a Return Form will be mailed to you each year. This Return Form is a request to receive (i) interim financial reports and MD&A which the Company may send to security holders in 2015 and any other period prior to the Company sending a new request form in 2016 and/or (ii) annual financial statements and MD&A for the fiscal year ending December 31, 2015. If you wish to receive copies of financial statements or MD&A for any earlier period, you should send a separate request specifying the requested financial statements and MD&A.

A copy of the Company’s audited annual financial statements and MD&A may be accessed under the Company’s profile at www.sedar.com or on the Company’s website at www.norsat.com.

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(COMPLETE AND RETURN THIS FORM)

RETURN FORM

NORSAT INTERNATIONAL INC. (the “Company”)

(Please mark the appropriate box with a “X”)

Registered Holder

☐	The undersigned is a registered holder of common shares of the Company and:

(a)	hereby requests that the undersigned be sent a copy of the Annual Financial Statements for the year ended December 31, 2015 and MD&A for such statements	☐

(b)

hereby requests that the undersigned be sent a copy of the Interim Financial Report and Interim MD&A for all quarters in 2015 and any subsequent quarters before a new Return Form is sent by the Company

☐

Non-Registered Holder

☐	The undersigned is a beneficial holder of common shares of the Company and:

(a)	hereby requests that the undersigned be sent a copy of the Annual Financial Statements for the year ended December 31, 2015 and MD&A for such statements	☐

(b)

hereby requests that the undersigned be sent a copy of the Interim Financial Report and Interim MD&A for all quarters in 2015 and any subsequent quarters before a new Return Form is sent by the Company

☐

The undersigned acknowledges that this request shall expire and cease to have effect if the undersigned ceases to be either a registered holder or beneficial owner of securities of the Company.

Name:

Address:

Signature:	Date:
Name and title of person signing if different from name above:
Name and address of broker or intermediary through which securities are held, if applicable: